# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HiTek Global Inc., CIK 0001742341
CUSIP: G45139113
Title of class of securities: Class A
Address of issuer's principal executive offices: UNIT 304, NO. 30 GUANRI ROAD, SIMING DISTRICT, XIAMEN, FUJIAN PROVINCE, China (F4), 361008
Date of event which requires filing of this statement: 04/14/2026
Filed by CIK 0002130864

## Reporting persons
- China Legends management Consultancy Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 41,332; sole dispositive power 0; shared dispositive power 41,332; aggregate amount beneficially owned 41,332 (5.635% of the class)

## Item 1. Issuer
Name of issuer: HiTek Global Inc.
Address of issuer's principal executive offices: Unit 304, No. 30 Guanri Road, Siming District, Xiamen, Fujian Province, China, 361008

## Item 2. Person Filing
Name of person filing: China Legends Management Consultancy Limited
Address of principal business office or, if none, residence: Unit 1102 11/1 Pacific Plaza, 418 Des Voeux Rd West
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 41332
Percent of class: 5.635%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 41332
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 41332

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- China Legends management Consultancy Limited: /s/ DONG AN, DONG AN/DIRECTOR (04/22/2026)